SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aprea Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03836J102

(CUSIP Number)

HealthCap VII, L.P.

Represented by its general partner

HealthCap VII GP S.A.

18 Avenue d’Ouchy

Lausanne, V8 CH -1006

+4121 614 3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03836J102

1.	Names of Reporting Persons. HealthCap VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,366,104
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,366,104

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,366,104
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03836J102

1.	Names of Reporting Persons. HealthCap VII GP S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,366,104
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,366,104

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,366,104
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Persons on October 17, 2019. Terms defined in the Schedule 13D are used herein as so defined.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and supplemented as follows:

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

i.	HealthCap VII, L.P., a Delaware limited partnership (the “Fund”); and

ii.	HealthCap VII GP S.A., a corporation organized under the laws of Switzerland (the “General Partner”), which is the sole general partner of the Fund.

The principal business address of each Reporting Person is c/o HealthCap VII GP S.A., 18 Avenue d’Ouchy, Lausanne, Switzerland CH-1006. The principal business of the Reporting Persons and the Managers (as defined below) is venture capital investment focused on the health care sector.

During the last five years, none of the Reporting Persons or the Managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons or the Managers has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On October 13, 2021, Dr. Johan Christenson submitted his resgination as a director of the Issuer and as a member of the Compensation Committee. Dr. Christenson will remain on the Board until the Issuer files its Form 10-Q for the third quarter of 2021.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 21,186,827 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed on August 12, 2021.

The Fund directly holds 2,366,104 shares of Common Stock. As the sole general partner of the Fund, the General Partner may be deemed to beneficially own the shares held by the Fund. Fabrice Bernhard serves as an executive officer of the General Partner and each of Dag Richter, Daniel Schafer, and Frans Wuite (together with Mr. Bernhard, the “Managers”) serves as a director of the General Partner.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2021

HEALTHCAP VII L.P.

By its general partner HealthCap VII GP SA

By:	/s/ Dag Richter
Name:	Dag Richter
Title:	Director

By:	/s/ Fabrice Bernhard
Name:	Fabrice Bernhard
Title:	General Manager

HEALTHCAP VII GP SA

By:	/s/ Dag Richter
Name:	Dag Richter
Title:	Director

By:	/s/ Fabrice Bernhard
Name:	Fabrice Bernhard
Title:	General Manager